SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of September 2019

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page Number
1.1	Announcement in relation to 5G network co-build and co-share cooperation with China Unicom, dated September 9, 2019	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses and assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•

any changes in the regulations or policies of the Ministry of Industry and Information Technology (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

•	tariff or network speed policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry resulting from the issuance of licenses for telecommunications services by the MIIT;

•

changes in telecommunications and related technologies including the fifth generation mobile telecommunications, or 5G, and future generations of mobile technologies, and applications based on such technologies, including testing and monetization of 5G and future generations of mobile technologies;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our telecommunications equipment suppliers and other business partners;

•

changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit;

•	results and effects of any inspections by the relevant PRC regulatory authorities; and

•	the development of our mobile business is dependent on the Tower Company.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: September 9, 2019	By:	/s/ Ke Ruiwen
	Name:	Ke Ruiwen
	Title:	Chairman, Chief Executive Officer, President and Chief Operating Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

中国电信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

5G NETWORK CO-BUILD AND CO-SHARE

COOPERATION WITH CHINA UNICOM

This announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of the Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and Part XIVA of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong).

As published in the announcement by China Telecom Corporation Limited (the “Company”) dated 6 June 2019, China Telecom has been granted from the Ministry of Industry and Information Technology of the People’s Republic of China the permit to operate 5G digital cellular mobile service.

The board of directors (the “Board”) of the Company announces that on 9 September 2019, the Company entered into a 5G network co-build and co-share framework cooperation agreement (the “Cooperation Agreement”) with China United Network Communications Corporation Limited (“China Unicom”). Pursuant to the Cooperation Agreement, the Company will cooperate with China Unicom to jointly co-build one 5G access network nationwide and co-share 5G spectrum resources while the 5G core network shall be respectively constructed by each party. Both parties will delineate and designate districts each will be responsible to build in and the party responsible for the construction in a designated district will bear the relevant investment, maintenance and network operating costs. Both parties will delineate and designate districts in 15 cities for each party to build, mainly with reference to the total scale of 4G base stations (including indoor distribution systems) of both parties. In the 5 cities including Beijing, Tianjin, Zhengzhou, Qingdao and Shijiazhuang, the construction district ratio of the Company to China Unicom will be 4:6. In the 10 cities including Shanghai, Chongqing, Guangzhou, Shenzhen, Hangzhou, Nanjing, Suzhou, Changsha, Wuhan and Chengdu, the construction district ratio of the Company to China Unicom will be 6:4. Apart from the districts mentioned above, China Telecom will be independently responsible for 10 prefecture-level cities in Guangdong province, 5 prefecture-level cities in Zhejiang province and 17 provinces (Anhui, Fujian, Gansu, Guangxi, Guizhou, Hainan, Hubei, Hunan, Jiangsu, Jiangxi, Ningxia, Qinghai, Shaanxi, Sichuan, Xizang, Xinjiang and Yunnan). China Unicom will be independently responsible for 9 prefecture-level cities in Guangdong province, 5 prefecture-level cities in Zhejiang province and 8 provinces. The Company and China Unicom will be jointly responsible for ensuring the unification of network planning, construction, maintenance and service standard in the co-built and co-shared districts, guaranteeing the same level of service standard. Network co-build and co-share cooperation by either party with independent third parties shall not inappropriately impair the interests of the other party. The business and branding of each party will continue to operate independently and the subscribers will belong to each party respectively. Both parties will adhere to the principles of maximising the benefit of co-build and co-share, favouring sustainable cooperation and not profiting from settlement, striving to insist on fair and equitable market-oriented settlement and formulating reasonable and precise settlement method.

A-1

The Company believes that based on mutual network and spectrum resources of both parties, the commencement of 5G network co-build and co-share cooperation is beneficial to the efficient construction of 5G network and will rapidly create 5G service capability to enhance network quality and business experience. It will reduce network construction and maintenance costs while achieving enhancement of efficiency in network and assets operation and reinforcement of market competitiveness of the 5G network and service of the Company, endeavouring to achieve a win-win situation for both parties.

In the future, the Company will emphasise the focus on customers and insist on open cooperation. Maintaining independent market operation, the Company will fully leverage the comprehensive edges of cloud and network integration and the rich resources of government and enterprises customers to promote high-quality development of 5G service, so as to continuously create new value for shareholders.

The Company will strictly comply with its obligation to disclose information in accordance with the Listing Rules and other relevant laws and regulations depending on the progress of the Cooperation Agreement.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board
China Telecom Corporation Limited
Ke Ruiwen
Chairman, Chief Executive Officer, President and Chief Operating Officer

Beijing, China, 9 September 2019

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Ke Ruiwen (as the chairman, chief executive officer, president and chief operating officer); Mr. Gao Tongqing, Mr. Chen Zhongyue, Mr. Liu Guiqing, Madam Zhu Min (as the chief financial officer) and Mr. Wang Guoquan (all as the executive vice presidents); Mr. Chen Shengguang (as the non-executive director); Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason (all as the independent non-executive directors).

A-2